Exhibit 99.2
MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2016

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2016

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2016	2015
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	4,488	10,312
Other receivables:
Trade receivables	288	254
Other	886	1,006
Inventory	250	304
	5,912	11,876

NON-CURRENT ASSETS:

Inventory	686	-
Property and equipment, net	217	226
Intangible assets, net	30	39
	933	265

TOTAL ASSETS	6,845	12,141

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2016	2015
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payable:
Trade payables	266	358
Other	1,731	1,495
	1,997	1,853
NON-CURRENT LIABILITIES:
Warrants at fair value	*	9
Retirement benefit obligation , net	101	98
	101	107
TOTAL LIABILITIES	2,098	1,960

EQUITY:
Ordinary share capital	870	870
Share premium	52,080	51,990
Other capital reserves	124	118
Warrants	1,532	1,532
Accumulated deficit	(49,859)	(44,329)
TOTAL EQUITY	4,747	10,181
TOTAL LIABILITIES AND EQUITY	6,845	12,141

 (*) Less than USD 1 thousand.

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2016	2015	2016	2015	2015
	USD in thousands
Revenues	360	160	98	90	624
Cost of revenues	121	57	30	31	277
Gross profit	239	103	68	59	347
Research and development expenses	2,313	2,011	1,103	1,086	4,384
Selling and marketing expenses	1,496	1,227	748	790	2,680
General and administrative expenses	2,023	1,196	903	649	2,842
Other income, net		3			3
Operating loss	(5,593)	(4,328)	(2,686)	(2,466)	(9,556)
Profit (loss) from changes in fair value of warrants issued to investors	9	(195)	1	(55)	106
Financial income (expenses) in respect of deposits and exchange differences	87	(137)	(79)	(258)	19
Financial expenses in respect of bank commissions	(9)	(17)	(5)	(6)	(33)
Financial income (expenses), net	78	(154)	(84)	(264)	(14)
Loss before taxes on income	(5,506)	(4,677)	(2,769)	(2,785)	(9,464)
Taxes on income	(24)	(24)	(14)	(4)	(68)
Loss for the period	(5,530)	(4,701)	(2,783)	(2,789)	(9,532)

Other comprehensive income (loss):
Currency translation differences		251		532	(211)
Total comprehensive loss for the period	(5,530)	(4,450)	(2,783)	(2,257)	(9,743)
Basic and diluted loss per share	(0.17)	(0.18)	(0.09)	(0.10)	(0.34)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2016	870	51,990	697	538	(1,117)	1,532	(44,329)	10,181
CHANGES DURING THE 6-MONTH PERIOD ENDED JUNE 30, 2016 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(5,530)	(5,530)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			96					96
Forfeiture and expiration of options		90	(90)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		90	6					96
BALANCE AS OF JUNE 30, 2016	870	52,080	703	538	(1,117)	1,532	(49,859)	4,747

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF APRIL 1, 2016	870	52,080	678	538	(1,117)	1,532	(47,076)	7,505
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE 30, 2016 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(2,783)	(2,783)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			25					25
TOTAL TRANSACTIONS WITH SHAREHOLDERS			25					25
BALANCE AS OF JUNE 30, 2016	870	52,080	703	538	(1,117)	1,532	(49,859)	4,747

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves for transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2015	683	46,065	665	538	(905)	801	(34,796)	13,051
CHANGES DURING THE 6-MONTH PERIOD ENDED JUNE 30, 2015 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					251		(4,701)	(4,450)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			74					74
Forfeiture of options		83	(83)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		83	(9)					74
BALANCE AS OF JUNE 30, 2015	683	46,148	656	538	(654)	801	(39,497)	8,675

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves for transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF APRIL 1, 2015	683	46,135	638	538	(1,186)	801	(36,708)	10,901
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE 30, 2015 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					532		(2,789)	(2,257)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			31					31
Forfeiture of options		13	(13)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		13	18					31
BALANCE AS OF JUNE 30, 2015	683	46,148	656	538	(654)	801	(39,497)	8,675

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended		Three months ended
	June 30
	2016	2015	2016	2015
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash used in operations (see Appendix)	(5,858)	(2,167)	(2,913)	(2,481)
Income tax paid	(10)	(24)		(4)
Interest received		4		2
Net cash flow used in operating activities	(5,868)	(2,187)	(2,913)	(2,483)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(32)	(32)	(3)	(12)
Acquisition of intangible assets	(2)	(9)	(1)
Net cash flow used in investing activities	(34)	(41)	(4)	(12)

DECREASE IN CASH AND CASH EQUIVALENTS	(5,902)	(2,228)	(2,917)	(2,495)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,312	10,817	7,499	10,945
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	78	140	(94)	279
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,488	8,729	4,488	8,729

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the condensed  consolidated statements of cash flows

	Six months ended		Three months ended
	June 30
	2016	2015	2016	2015
	USD in thousands
Net cash used in operations:
Loss for the period before taxes on income	(5,506)	(4,677)	(2,769)	(2,785)
Adjustment in respect of:
Interest received	-	(4)	-	(2)
Liability for employee benefits, net	3	-	-	-
Depreciation	41	51	21	26
Amortization of intangible assets	11	10	6	5
Exchange differences on cash and cash equivalents	(78)	143	94	254
Amounts charged in respect of options granted to employees and service providers	96	74	25	31
Gains on change in the fair value of financial instruments at fair value through profit or loss	-	(3)	-	-
Loss (profit) on change in the fair value of warrants issued to investors	(9)	195	(1)	55
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables :
Trade	(34)	103	173	(8)
Other	120	(235)	257	(148)
Increase (decrease) in accounts payable :
Trade	(92)	64	10	42
Other	222	9	(128)	48
Decrease (increase) in inventory	(632)	25	(601)	1
Net sales of financial assets at fair value through profit or loss	-	2,078	-	-
Net cash used in operations	(5,858)	(2,167)	(2,913)	(2,481)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2016

NOTE 1 - GENERAL:

a.	General

Medigus Ltd. (hereinafter – the “Company") together with its subsidiary (hereinafter – the “Group") is a medical device group specializing in research and development of innovative endoscopic procedures and devices. To date most of the Group's research and development activities have been focused in the development of the MUSE endoscopy system (hereinafter - “MUSE”) for the treatment of gastroesophageal reflux disease (GERD), which is one of the most common chronic diseases in the western world. In addition, the Group uses the technological platform it developed for the purpose of additional special endoscopy-based systems and products and endeavors to enter into agreements and/or joint ventures with companies in the medical device industry in order to integrate the systems and products it has developed. To date, the MUSE product has not generated significant revenues and most of the Group's revenues arise from sales of miniature cameras and related equipment, which it developed and manufactures and which are used in endoscopic procedures.

In addition, the Company has FDA approval to market the MUSE endoscopy system in the USA, and it continues negotiations to market the main product and sell miniature cameras for endoscopic devices and other endoscopy instruments, which can serve as a source of future revenues.

The Company's shares are listed for trade on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of May 20, 2015, the Company’s American Depository Shares (ADSs) evidenced by American Depositary Receipts (ADRs) are listed for trade on the NASDAQ Capital Market. As of the report date, each ADR represents five ordinary shares of the Company. The Company’s depositary agent for the ADR program is The Bank of New York Mellon.

The Company was incorporated in Israel on December 9, 1999 and is resident in Israel. The address of its registered office is P.O. Box 3030, Omer, 84965.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2016

NOTE 1 – GENERAL (continued):

b.	Change in the functional currency

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar” or “USD”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and reporting currency of the Company in these financial statements is the USD.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21, which states that economic factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered both individually and collectively. The Company recently incurred a significant increase in expenses denominated in dollars relating to the marketing of its products in the US, which is reflected primarily by recruitment of additional human resources in the US. The Company expects additional increase in expenses denominated in dollars related to these activities. These changes, as well as the fact that all of the Company’s budgeting and planning is conducted solely in dollars, led to the decision to make the change in functional currency as of January 1, 2016, as indicated above.

The effect of the change in the functional currency is accounted for prospectively. All items were translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost.

Due to the change in its functional currency as above and concurrently with it, the Company decided to change its presentation currency from NIS to USD.

The change in presentation currency was applied retrospectively to all comparative figures presented.

In effecting the change in presentation currency to the dollar, with respect to comparative figures: (1) all assets and liabilities of the Company were translated using the dollar exchange rate as of each balance sheet presented; (2) equity items were translated using historical exchange rates at the relevant transaction dates; (3) the statements of comprehensive loss items have been translated at the average exchange rates for the relevant reporting periods; and (4) the resulting translation differences have been reported as "currency translation differences" within other comprehensive loss.

c.	Subsidiary

On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “Subsidiary”).

The Subsidiary has not engaged in any business activities until October 2013.

On October 1, 2013, the Company and the Subsidiary entered into an agreement whereby the Subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2016

NOTE 1 – GENERAL (continued):

d.	Going concern

During the six-month period ended June 30, 2016, the Group had a total comprehensive loss of USD 5.5 million. As of June 30, 2016 the Group had accumulated losses of USD 50 million and a positive working capital of USD 3.9 million. As at the approval date of these financial statements the Group had a total cash balance of approximately USD 3.2 million. Based on the projected cash flows and its cash balances as of June 30, 2016, the Group's Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue advancing its activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of approval of these financial statements. As a result, there is substantial doubt about the Group’s ability to continue as a going concern.

Management’s plans include the continued commercialization of their products, taking cost reduction steps and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.	The Group’s condensed consolidated financial information as of June 30, 2016, and for the six-month and three-month interim periods ended on that date (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’ (hereafter – “IAS 34”). The interim financial information does not include all of the information and disclosures required in annual financial statements. The interim financial information should be read in conjunction with the 2015 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards (hereinafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board. Interim results are not indicative of future or full year results. The financial statements were approved on August 31, 2016.

b.	Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policy and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group’s accounting policy and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s annual financial statements for the year ended December 31, 2015.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2016

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2015.

NOTE  4 - SUPPLIES AND PRODUCTS

The Company's supplies and products comprises of:

	June 30,	December 31,
	2016	2015
	USD in thousands
CURRENT ASSETS:
Inventory	250	304
Pre-paid expenses	492	652
NON-CURRENT ASSETS:
Inventory	686	-
	1,428	956

Supplies and products recorded as pre-paid expenses represent non-commercial activities such as training and clinical and registry trials.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2016

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES:

a.	Compensation to related parties for patent preparation services which they provided to the Group in the six-month and three-month periods ended June 30, 2016, was USD 67 thousand and USD 33 thousand respectively (in the six-month and three-month periods ended June 30, 2015, USD 57 thousand and USD 20 thousand, respectively, and in the year ended December 31, 2015 – USD 114 thousand).

b.	Compensation to key management personnel for employment services which were provided to the Group (including stock based compensation) in the six-month and three-month periods ended June 30, 2016 was USD 227 thousand and USD 106 thousand, respectively (in the six-month and three-month periods ended June 30, 2015, USD 365 thousand and USD 248 thousand, respectively, and in the year ended December 31, 2015 – USD 517 thousand).

NOTE 6 – LEGAL PROCEEDINGS:

a.	On June 16, 2015, the Company filed a claim in the District Court of Delaware against EndoChoice, Inc., or EndoChoice, for its patent infringement, seeking an injunctive order and damages. On October 6, 2015, the Company filed claims against EndoChoice’s trademark applications with the Israeli Patent Office. In response, On December 29, 2015, EndoChoice filed a separate trademark and unfair competition action against the Company and its U.S. Subsidiary. In addition, on January 27, 2016, EndoChoice commenced an opposition procedure with the Israeli Patent Office against the Company's trademark application in Israel. The Company's management, based on the advice of its legal advisors, is in the opinion that there is a slim chance of an adverse decision in this action that would substantially impair the Company's rights to use the Muse trademark or names. Therefore, no allowance regarding this action was recorded in these financial statements.

b.	On March 30, 2016, a former Company secretary and internal legal advisor (the "Employee") filed a lawsuit against the Company. The lawsuit notes several claims, among which is that the Employee was wrongfully terminated. According to the Company's management and based on the advice of its legal advisors, the lawsuit should not have a material unfavorable effect on the Company's financial statements. Therefore, no allowance regarding this lawsuit was recorded in these financial statements.